

January 31, 2022

William Coleman Smith
Chief Executive Officer
GZ6G Technologies Corp.
8925 West Post Road, Suite 102
Las Vegas, Nevada 89148

> **Re: GZ6G Technologies Corp.**
> **Registration Statement on Form S-1**
> **Filed January 25, 2022**
> **File No. 333-262329**

Dear Mr. Smith:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. Please revise your registration fee table to correspond with the terms of the offering. For example, please clarify that the 570,487 warrants to purchase common stock in footnote (4) include both the 560,000 warrants to purchase common stock that were offered to Mast Hill Fund LP and the 10,487 warrants to purchase common stock offered to J.H. Darbie and Company.

2. Please revise the cover page to clarify that the offering includes 560,000 warrants to purchase common stock that were offered to Talos Victory Fund, LLC and 560,000 shares of common stock underlying the warrants.

3. Please revise your header in the cover page to clarify that the 1,130,487 warrants to purchase common stock refers to the 560,000 warrants to purchase common stock that were offered to Mast Hill Fund LP, the 560,000 warrants offered to Talos Victory Fund, LLC, and the 10,487 warrants offered to J.H. Darbie and Company.

4. Please revise the cover page and summary of the offering section on page 8 to clarify that the offering is being made by the selling shareholders only. In this regard, we note that your current disclosure seems to suggest that the offering is being made by the company.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Sharon D. Mitchell